2019 Third Quarter Earnings Conference October 17, 2019

Agenda Welcome Elizabeth Sun 3Q19 Financial Results and 4Q19 Outlook Wendell Huang Key Messages Wendell Huang C.C. Wei Q&A

Safe Harbor Notice TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 17, 2019 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Statements of Comprehensive Income

3Q19 Revenue by Technology

3Q19 Revenue by Platform

Balance Sheets & Key Indices

Cash Flows Free cash flow = Cash from operating activities – Capital expenditures (1)

Revenue to be between US$ 10.2 billion and US$ 10.3 billion Based on our current business outlook, management expects: 4Q19 Guidance And, based on the exchange rate assumption of 1 US dollar to 30.6 NT dollars, management expects: Gross profit margin to be between 48% and 50% Operating profit margin to be between 37% and 39%

Recap of Recent Major Events

TSMC Property

- TSMC's N7+ Technology is First EUV Process Delivering Customer Products to Market in High Volume (2019/10/07)
- TSMC Files Complaints Against GlobalFoundries in U.S., Germany and Singapore for Infringement of 25 Patents to Affirm its Technology Leadership and to Protect Its Customers and Consumers Worldwide (2019/10/01)
- Arm and TSMC Demonstrate Industry's First 7nm Arm-based CoWoS® Chiplets for High-Performance Computing (2019/09/26)
- TSMC Will Vigorously Defend its Proprietary Technology in Response to GlobalFoundries Complaints (2019/08/27)
- TSMC Board of Directors Approves NT$2.5 Cash Dividend for Second Quarter 2019 and Sets December 19 as Ex-Dividend Date, December 25 as the record date and January 16, 2020 as the distribution date (2019/08/13)
- TSMC to Boost Recruitment by More Than 3,000 New Hires (2019/07/26)

- Please visit TSMC's website (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements

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